Exhibit 99.5

Letter to Shareholders

Dear Shareholder:

I am pleased to have the opportunity to share with you the highlights of 2008 and our plans for 2009. Lorus has continued to make significant progress over the past year that continues to bring us closer to our goal in the fight against cancer.

Over the past two years Lorus has made important strategic and operational changes to better position the Company for success while our underlying philosophy and mandate remains the same: focus on innovation and quality. By repositioning our product portfolio and strategic focus, Lorus continues to achieve mile stones on our path to success.

Our strength is in our people and the dedicated research expertise they have brought.  We are fortunate to have a team as dedicated to increasing stakeholder value as they are to our most passionate pursuit -discovering and developing drugs with high safety profiles that will provide cancer patients with an extended, high quality of life that is both rewarding and productive. The near and long-term success of Lorus is based on the quality of our science and we take pride in our abilities to discover and develop novel products and technologies for the management of cancer.

Key Accomplishments in 2008

Product Development
We are very excited about the progress during the year in our promising small molecule drug program. We initiated GLP toxicology studies for our lead anticancer small molecule drug candidate LOR-253. The toxicology studies now completed but awaiting final results are designed to support the filing of an Investigational New Drug (IND) application with the U.S. FDA for LOR-253 to initiate a Phase I clinical study in cancer indications. Lorus intends to submit an IND for LOR-253 during the first quarter of calendar 2009,followingsuccessful completion of the toxicology program.

We continue to progress in the development of our lead clinical-stage drug LOR-2040. During the year we announced the completion of a proof-of-concept clinical trial in Acute Myeloid Leukemia (AML), and expansion of our LOR-2040 development program in this indication, with initiation of a more advanced Phase II clinical trial with LOR-2040 and high dose Ara-C in refractory and relapsed AML. The advanced Phase II clinical trial underway includes both an efficacy study and a novel additional study to measure intracellular target activities and pharmacological synergies between the two agents.

In order to increase the commercial opportunity of LOR-2040, Lorus commenced a development program aimed at expanding the therapeutic application of LOR-2040 for the treatment of superficial bladder cancer. We believe local administration into the bladder provides the opportunity to expose the bladder tumor to higher levels of drugs, with the objective to prevent tumor cells from becoming invasive and spreading to other organs, and represents a novel route of delivery for this compound. In August 2008 we announced the successful completion of GLP toxicology studies with LOR-2040. Two studies were conducted to assess toxicity of LOR-2040 when administered by intravesical (direct) administration into the bladder. In both studies, no evidence of toxicity was seen following single or repeated doses of LOR-2040 given with this method of administration. Toxicity was evaluated based on a wide range of observations including detailed examination of urinary tract tissues.

Corporate Developments
In April 2008 Lorus signed an exclusive multinational license agreement with Zor Pharmaceuticals LLC (“ZOR”) formed as a subsidiary of Zoticon Bioventures Inc., to further develop and commercialize Virulizin® for human therapeutic applications. ZOR is responsible for the cost of all the clinical development, regulatory submissions and commercialization of Virulizin® in North and South America, Europe and Israel. Under the terms of the licensing agreement, we are entitled to receive payments in excess of US$10 million in upfront and various clinical and regulatory milestones payments as well as royalties that vary from 10-20% depending on achieving of sales of Virulizin®. Lorus also received 25% of the initial equity in ZOR. In addition, Lorus entered into a Service Agreement with ZOR to assist in the transfer of knowledge for moving forward with the clinical development program for Virulizin®.

In July 2007 Lorus completed a corporate reorganization resulting in approximately $6.9 million in additional cash for Lorus without diluting the equity interests of existing securityholders.

In August 2008 we successfully completed a rights offering to Lorus shareholders to raise gross proceeds of $3.71 million. Each shareholder received one right for each common share and 4 rights entitled the holder to purchase one unit. Each unit consisted of a common share and ½ purchase warrant priced at $0.18expiringonAugust 7, 2010.

Building a Solid Foundation for 2009

Lorus is engaged in the discovery and development of novel and targeted cancer therapies. In fiscal 2009 we will continue to focus on the development of our small molecule drug platform, as we are optimistic that additional product candidates could be selected for clinical development. As part of our ongoing strategic development Lorus will continue to evaluate our strategic options with respect to partnerships and merger and acquisition opportunities. Developing new drug candidates with novel mechanisms of action takes many years and requires extensive experience and resources. Our business model for drug development involves advancing selected programs through our own efforts and simultaneously entering into partnerships with corporate partners that can provide drug development expertise and resources to late-stage programs.

We believe that we have set difficult, yet attainable, goals for 2009 and achievement of those goals will increase the value of Lorus as a partnership candidate and for our shareholders. We remain committed to building Lorus, the leading company engaged in the development of targeted therapies for the treatment of cancer. I truly appreciate your continued support and look forward to keeping you updated on our progress.

Sincerely yours,

President and Chief Executive Officer